UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                   TO 13D-2(A)

                                (AMENDMENT NO. 1)

                             Mid-State Raceway, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     0-1607
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Martin J. Gersten, Esq.
                               90 Birch Hill Road
                           Newtown, Connecticut 06470
                                 (203) 364-0290
--------------------------------------------------------------------------------
            (Name, address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                 August 28, 2002
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Shawn A. Scott;
           Vernon, LLC, a Nevada limited liability company (hereinafter
             "Vernon"); I. R.S. Identification No.03-0385571; and

           All Capital, LLC, a Nevada limited liability company (hereinafter
             "All Capital); I.R.S. Identification No.01-0709870.

           Shawn A. Scott is the sole member and manager of both Vernon and All Capital.

           The information set forth on this second part is with respect to Shawn A. Scott.
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a)    [   ]
                                   (b)    [   ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS                            OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO  ITEM 2(d) or 2(e)   [  ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------

7 NUMBER OF SHARES BENEFICIALLY OWNED BY MR. SCOTT AS TO WHICH HE EXERCISES SOLE VOTING POWER

           Mr. Scott, by virtue of his being the sole member and manager of Vernon and All Capital, exercises the voting and dispositive power of each of such entities with respect to shares beneficially owned by each.

           Vernon, owns 19,549 shares (hereinafter the "Purchased Shares") of Common Stock, $.10 par value (hereinafter the "Common Stock") of Mid-State Raceway,

           Inc. (hereinafter the "Issuer").

           All Capital holds:

           (i) a warrant (hereinafter the " First Warrant") to purchase at any time subsequent to August 1,2002, and prior to March 31, 2007, 500,000 shares of authorized but unissued Common Stock (hereinafter the "First Warrant Shares"); provided however, that if the Exclusive Option Agreement (defined in the Issuer's Current Report on Form 8-K with respect to the month of April
                2002) is approved by the stockholders of the Issuer and thereafter implemented, the First Warrant is not exercisable;

          (ii) a warrant (hereinafter the "Second Warrant") to purchase at any time subsequent to August 1, 2002 and prior to July 31, 2007, 100,000 shares of authorized but unissued Common Stock (hereinafter the "Second Warrant Shares"); provided however, that if the Exclusive Option Agreement is approved by the stockholders of the Issuer and thereafter implemented, the Second Warrant in not exercisable;

         (iii) a warrant (hereinafter the "Third Warrant") to purchase at any time prior to August 31, 2007, 200,000 shares of authorized but unissued Common Stock (hereinafter the "Third Warrant Shares"); provided however, that if the Exclusive Option Agreement is approved by the stockholders of the Issuer and thereafter implemented, the Third Warrant is only exercisable with respect to 50,000 shares of Common Stock; and

          (iv) a warrant (hereinafter the "Fourth Warrant") to purchase at any time prior to August 31, 2007, 900,000 shares of authorized but unissued Common Stock (hereinafter the "Fourth Warrant Shares"); provided however, that if the Exclusive Option Agreement is approved by the stockholders of the Issuer and thereafter implemented, the Fourth Warrant is not exercisable.

           If as of August 28, 2002, the Exclusive Option Agreement:

           (i) had been approved by the stockholders of the Issuer and thereafter implemented (a) Vernon would have been deemed to be the beneficial owner of 19,549 shares of Common Stock which would represent 4.4 percent of the then issued and outstanding shares of Common Stock; (b) All Capital would have been deemed to be the beneficial owner of 50,000 shares of Common Stock (represented by 50,000 of the Third Warrant Shares which it has the right to acquire) which would represent 10.1 percent of the then issued and outstanding shares of Common Stock (including for this purpose 50,000 of the Third Warrant Shares); and (c) Mr. Scott, by virtue of his ownership of Vernon and All Capital, would have been deemed to be the beneficial owner of 69,549 shares of Common Stock (including 50,000 of the Third Warrant Shares which All Capital has the right to acquire) which would represent 14.1 percent of the then issued and outstanding shares of Common Stock (including for this purpose 50,000 of the Third Warrant Shares); and

          (ii) had not been approved by the stockholders of the Issuer and/or not thereafter implemented (a) Vernon would have been deemed to be the beneficial owner of 19,549 shares of Common Stock which would represent 4.4 percent of the then issued and outstanding shares of Common Stock; (b) All Capital would been deemed to be the beneficial owner of 1,700,000 shares of Common Stock (represented by the First, Second, Third and Fourth Warrant Shares which it has the right to acquire) which would represent
                79.3 percent of the then issued and outstanding shares of Common Stock (including for this purpose the First, Second, Third and Fourth Warrant Shares), and (c) Mr. Scott, by virtue of his ownership of Vernon and All Capital, would have been deemed to be the beneficial owner of 1,719,549 shares of Common Stock (including the First, Second, Third and Fourth Warrant Shares which All Capital has the right to acquire) which would represent 80.25 percent of the then issued and outstanding shares of Common Stock (including for this purpose the First, Second, Third and Fourth Warrant Shares).


           Prior to August 28, 2002, the Issuer unilaterally terminated the Exclusive Option Agreement; and subsequent thereto the holder thereof ("Holder") commenced an action (the "Action") against the Issuer, several of the members of its Board of Directors, Mr. Scott, All Capital and Vernon. In the event that the Court hearing the Action should order specific performance of the Exclusive Option Agreement and such agreement is approved by the stockholders of the Issuer and thereafter implemented the Issuer is required to repay all loans made to the Issuer by Vernon and All Capital and only 50,000 shares in the aggregate would be issuable pursuant to the First, Second, Third and Fourth Warrants.


--------------------------------------------------------------------------------
8          NUMBER OF SHARES BENEFICIALLY OWNED BY MR. SCOTT AS TO
           WHICH HE EXERCISES SHARED VOTING POWER                          -0-
--------------------------------------------------------------------------------

9 NUMBER OF SHARES BENEFICIALLY OWNED BY MR. SCOTT AS TO WHICH HE EXERCISES SOLE DISPOSITIVE POWER

           Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------

10         NUMBER OF SHARES BENEFICIALLY OWNED BY MR. SCOTT AS TO WHICH HE
           EXERCISES SHARED DISPOSITIVE  POWER                             -0-

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY MR. SCOTT

           Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------

12         CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
           [  ]

--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON                                     IN

--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Shawn A. Scott;
           Vernon, LLC, a Nevada limited liability company (hereinafter
           "Vernon");
                     I.R.S. Identification No. 03-0385571; and
           All Capital, LLC, a Nevada limited liability company (hereinafter "All Capital);
                     I.R.S. Identification No.01-0709870.

           Shawn A. Scott is the sole member and manager of both Vernon and All Capital.

           The information set forth on this second part is with respect to Vernon.
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)           [   ]
(b)           [   ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                    OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)  [  ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Nevada
--------------------------------------------------------------------------------
7 NUMBER OF SHARES BENEFICIALLY OWNED BY VERNON AS TO WHICH IT EXERCISES SOLE VOTING POWER

           Vernon beneficially owns 19,549 shares (hereinafter the "Purchased Shares") of Common Stock, $.10 par value (hereinafter the "Common Stock") of Mid-State Raceway, Inc. (hereinafter the "Issuer") which represents 4.4 percent of the then issued and outstanding shares of Common Stock.

8          NUMBER OF SHARES BENEFICIALLY OWNED BY VERNON AS TO WHICH IT
           EXERCISES SHARED VOTING POWER                                   -0-


9 NUMBER OF SHARES BENEFICIALLY OWNED BY VERNON AS TO WHICH IT EXERCISES SOLE DISPOSITIVE POWER

           Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.


10         NUMBER OF SHARES BENEFICIALLY OWNED BY VERNON AS TO WHICH IT
           EXERCISES SHARED DISPOSITIVE  POWER                              -0-


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY VERNON

           Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.


12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                          [  ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.


14         TYPE OF REPORTING PERSON                                        OO

           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Shawn A. Scott;
           Vernon, LLC, a Nevada limited liability company (hereinafter
              "Vernon"); I.R.S. Identification No. 03-0385571; and
           All Capital, LLC, a Nevada limited liability company
               (hereinafter "All Capital); I.R.S. Identification No.01-0709870.

           Shawn A. Scott is the sole member and manager of both Vernon and All Capital.

           The information set forth on this second part is with respect to All Capital.


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                           (a)        [  ]
                                           (b)        [  ]


3          SEC USE ONLY


4          SOURCE OF FUNDS                                             OO


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                       [  ]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Nevada


7 NUMBER OF SHARES BENEFICIALLY OWNED BY ALL CAPITAL AS TO WHICH IT EXERCISES SOLE VOTING POWER

           All Capital holds:

                  (i) a warrant (hereinafter the " First Warrant") to purchase at any time subsequent to August 1,2002, and prior to March 31, 2007, 500,000 shares of authorized but unissued Common Stock (hereinafter the "First Warrant Shares"); provided however, that if the

                Exclusive Option Agreement (defined in the Issuer's Current Report on Form 8-K with respect to the month of April 2002) is approved by the stockholders of the Issuer and thereafter implemented, the First Warrant is not exercisable;

          (ii) a warrant (hereinafter the "Second Warrant") to purchase at any time subsequent to August 1, 2002 and prior to July 31, 2007, 100,000 shares of authorized but unissued Common Stock (hereinafter the "Second Warrant Shares"); provided however, that if the Exclusive Option Agreement is approved by the stockholders of the Issuer and thereafter implemented, the Second Warrant in not exercisable;

         (iii) a warrant (hereinafter the "Third Warrant") to purchase at any time prior to August 31, 2007, 200,000 shares of authorized but unissued Common Stock (hereinafter the "Third Warrant Shares"); provided however, that if the Exclusive Option Agreement is approved by the stockholders of the Issuer and thereafter implemented, the Third Warrant is only exercisable with respect to 50,000 shares of Common Stock; and

          (iv) a warrant (hereinafter the "Fourth Warrant") to purchase at any time prior to August 31, 2007, 900,000 shares of authorized but unissued Common Stock (hereinafter the "Fourth Warrant Shares"); provided however, that if the Exclusive Option Agreement is approved by the stockholders of the Issuer and thereafter implemented, the Fourth Warrant is not exercisable.

           If as of August 28, 2002, the Exclusive Option Agreement:

           (i) had been approved by the stockholders of the Issuer and thereafter implemented All Capital would have been deemed to be the beneficial owner of 50,000 shares of Common Stock (represented by 50,000 of the Third Warrant Shares which it has the right to acquire) which would represent 10.1 percent of the then issued and outstanding shares of Common Stock (including for this purpose 50,000 of the Third Warrant Shares); and

           (ii) had not been approved by the stockholders of the Issuer and/or not thereafter implemented All Capital would been deemed to be the beneficial owner of 1,700,000 shares of Common Stock (represented by the First, Second, Third and Fourth Warrant Shares which it has the right to acquire) which would represent
                79.3 percent of the then issued and outstanding shares of Common Stock (including for this purpose the First, Second, Third and Fourth Warrant Shares),

           Prior to August 28, 2002, the Issuer unilaterally terminated the Exclusive Option Agreement; and subsequent thereto the holder thereof ("Holder") commenced an action (the "Action") against the Issuer, several of the members of its Board of Directors, Mr. Scott, All Capital and Vernon. In the event that the Court hearing the Action should order specific performance of the Exclusive Option Agreement and such agreement is approved by the stockholders of the Issuer and thereafter implemented the Issuer is required to repay all loans made to the Issuer by Vernon and All Capital and only 50,000 shares in the aggregate would be issuable pursuant to the First, Second, Third and Fourth Warrants.



--------------------------------------------------------------------------------
8          NUMBER OF SHARES BENEFICIALLY OWNED BY ALL CAPITAL AS TO WHICH IT
           EXERCISES SHARED VOTING POWER                                 -0-
--------------------------------------------------------------------------------

9 NUMBER OF SHARES BENEFICIALLY OWNED BY ALL CAPITAL AS TO WHICH IT EXERCISES SOLE DISPOSITIVE POWER

           Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------

10         NUMBER OF SHARES BENEFICIALLY OWNED BY ALL CAPITAL AS TO WHICH IT
           EXERCISES SHARED DISPOSITIVE  POWER                            -0-

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY ALL CAPITAL

           Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                         [  ]
================================================================================

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           Reference is hereby made to the answer set forth in row 7 of this second part which is hereby incorporated herein by reference with the same full force and effect as if set forth herein in full.
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON                                     OO

--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

This Schedule relates to the Common Stock, $.01 par value, of Mid-State Raceway, Inc. (the "Issuer"). The address of the Issuer's principal executive office is:

           14 Ruth Street
           Vernon, New York 13476.

ITEM 2.    IDENTITY AND BACKGROUND

This Schedule is being filed by Shawn A. Scott (hereinafter "Scott") and the following two limited liability companies of which Mr. Scott is the sole member and manager: Vernon, LLC (hereinafter "Vernon") and All Capital, LLC (hereinafter "All Capital").

          (i) Shawn A. Scott, is a citizen of the United States of America and maintains business offices at 1055 East Tropicana Ave. Suite 700, Las Vegas Nevada 89119. Mr. Scott is principally engaged in the business of personally providing and/or securing from third parties equity and debt capital for public and private businesses. Generally, to the extent such investments are made with personal funds, Mr. Scott forms and/or causes the formation of, single purpose limited liability companies (such as Vernon and All Capital) to implement such investments. During the last five years, Mr. Scott: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding has not been, and is presently not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or has any finding been made of any violation with respect to such laws.

          (ii) Vernon, LLC (hereinafter "Vernon") is a Nevada limited liability company having its principal office at 1055 East Tropicana Ave. Suite 700, Las Vegas Nevada 89119. Vernon is principally engaged in the business of lending money to the Issuer and acquiring shares of the Issuer's Common Stock. During the last five years,
                Vernon: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding has not been, and is presently not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or has any finding been made of any violation with respect to such laws. Mr. Shawn A. Scott is the sole member and manager of Vernon; and the information with respect to Mr. Scott set forth in response to Items 2 through 6 of this Schedule is hereby incorporated herein by reference with respect to Vernon.

          (iii) All Capital, LLC (hereinafter "All Capital") is a Nevada limited liability company having its principal office at 1055 East Tropicana Ave. Suite 700, Las Vegas Nevada 89119. All Capital is principally engaged in the business of lending money to the Issuer and acquiring shares of the Issuer's Common Stock. During the last five years, All Capital: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding has not been, and is presently not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or has any finding been made of any violation with respect to such laws. Mr. Shawn A. Scott is the sole member and manager of All Capital; and the information with respect to Mr. Scott set forth in response to Items 2 through 6 of this Schedule is hereby incorporated herein by reference with respect to All Capital.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule is being filed with respect to:

          (a) the acquisition by Vernon of 19,549 shares of Common Stock (hereinafter the "Purchased Shares") for $246,863;

          (b) the possible acquisition, subsequent to August 1, 2002 and prior to March 31, 2007, by All Capital of up to 500,000 shares of Common Stock (hereinafter the "First Warrant Shares") for the aggregate amount of $1,000,000 upon the exercise by All Capital of a certain warrant executed by the Issuer (hereinafter the "First Warrant") in conjunction with the loan by All Capital to the Issuer of $8,500,000 (hereinafter the "8.5 Loan");

          (c) the possible acquisition, subsequent to August 1, 2002 and prior to July 31, 2007, by All Capital of up to 100,000 shares of Common Stock (hereinafter the "Second Warrant Shares") for the aggregate amount of $200,000 upon the exercise by All Capital of a certain warrant executed by the Issuer (hereinafter the "Second Warrant") in conjunction with the loan by All Capital to the Issuer of $1,000,000 (hereinafter the "1.0 Loan");

          (d) the possible acquisition, prior to August 31, 2007, by All Capital of up to 200,000 shares of Common Stock (hereinafter the "Third Warrant Shares") for the aggregate amount of $400,000 upon the exercise by All Capital of a certain warrant executed by the Issuer (hereinafter the "Third Warrant") in conjunction with the loan by Vernon to the Issuer of $400,000 (hereinafter the "4.0 Loan"); which 4.0 Loan was subsequently assigned by Vernon to All Capital; and

          (e) the possible acquisition, prior to August 31, 2007, by All Capital of up to 900,000 shares of Common Stock (hereinafter the "Fourth Warrant Shares") for the aggregate amount of $1,800,000 upon the exercise by All Capital of a certain warrant executed by the Issuer (hereinafter the "Fourth Warrant") in conjunction with the loan by All Capital to the Issuer of $15,000,000 (hereinafter the "15 Loan"); of which 15 Loan, $5,100,000 represented additional funds and $9,900,000 represented a refinancing of the 8.5, 1.0 and 4.0 Loans.

Mr. Shawn A. Scott, the sole member and manager of both Vernon and All Capital, indirectly provided all of the funds utilized by (i) Vernon to acquire the Purchased Shares, and to make the 4.0 Loan, and (ii) by All Capital to make the 8.5, 1.0 and 15 Loans (and, if exercised, the purchase of the First, Second, Third and Fourth Warrant Shares). In implementation of this funding, Mr. Scott caused Vinton Racing, LLC (of which he is the sole member and manager) to cause its wholly owned subsidiary, DDRA Capital, Inc. to lend such sums to Vernon and All Capital, respectively.

ITEM 4.    PURPOSE OF TRANSACTION

The acquisitions of the securities of the Issuer were made for the following purposes:

          (a) The acquisition of the Purchased Shares and, if acquired, the First, Second, Third and Fourth Warrant Shares was and will be motivated, as the case may be, by a desire to acquire a substantial portion of the issued and outstanding shares of Common Stock for investment purposes so as to benefit from an increase in the value thereof resulting from profits to be generated from the installation and operation of video lottery terminals (hereinafter the "VLT's") at Vernon Downs, the racetrack owned and operated by the Issuer. Legislation recently adopted in the State of New York will permit the Issuer to install a minimum of 500 VLT's at its racetrack which it is anticipated should result in a material increase in profitability of the Issuer and a concomitant increase in the value of its Common Stock;

          (b) The loan by Vernon to the Issuer of $400,000 (the 4.0 Loan, which was subsequently assigned by Vernon to All Capital) was necessitated by the emergency need for working capital (the absence of which resulted from several years of unprofitable operations) and the need to establish to the New York State Racing and Wagering Board the ability of the Issuer to fund its operations at Vernon Downs during the 2002 racing season;

          (c) The loan by All Capital to the Issuer in the amount of $8,500,000 (the 8.5 Loan) was necessitated by the immediate needs of the Issuer to (i) pay $2,816,000 to Richard C. Breeden, Trustee, in order for the Issuer to retain ownership of its hotel situated at Vernon Downs, (ii) satisfy maturing secured mortgage debt and mechanics liens in the amount of approximately $3,265,000 and for additional working capital;

          (d) The loan by All Capital to the Issuer in the amount of $1,000,000 (the 1.0 Loan) was necessitated by the immediate needs of the Issuer to (i) establish a $350,000 pursue escrow agreement to satisfy the licensing requirements of the New York State Racing and Wagering Board, and (ii) provide working capital; and

          (e) The loan by All Capital to the Issuer in the amount of $15,000,000 (the 15 Loan) of which $5,100,000 represented additional funds was necessitated by the immediate needs of the issuer to (i) fund the construction of VLT facilities, and (ii) provide working capital.

Under the terms of the loan documents with respect to the 4.0, 8.5, 1.0 and 15 Loans, initially Vernon and All Capital and now All Capital alone are entitled to nominate 6 members to the 12 member Board of Directors of the Issuer; subject to the Issuer's By-laws requirement that each member be licensed by the New York State Racing and Wagering Board. In order to assist the Issuer in maintaining its current racetrack and simulcast licenses, on April 3, 2002, Mr. Scott, Vernon and All Capital entered into an Undertaking with the Issuer pursuant to which (d) Vernon and All Capital agreed to waive their respective rights to designate any members to the Board of Directors through July 5, 2002, and (e) Mr. Scott agreed that neither he nor his designees would participate in the management of the Issuer and/or communicate with the management of the Issuer through July 5, 2002. On or about July 6, 2002, the Issuer's live racing and simulcast licenses were granted (through the end of 2002) and the 6 nominees of Vernon and All Capital were elected to membership on the Board of Directors of the Issuer.

Prior to August 28, 2002, the Issuer unilaterally terminated the Exclusive Option Agreement; and subsequent thereto the holder thereof ("Holder") commenced an action (the "Action") against the Issuer, several of the members of its Board of Directors, Mr. Scott, All Capital and Vernon. In the event that the Court hearing the Action should order specific performance of the Exclusive Option Agreement and such agreement is approved by the stockholders of the Issuer and thereafter implemented the Issuer is required to repay 15 Loan (which represents, in part, a consolidation of the 4.0, 8.5 and 1.0 Loans) and only 50,000 shares in the aggregate would be issuable pursuant to the First, Second, Third and Fourth Warrants.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

If as of August 28, 2002, the Exclusive Option Agreement:


      (a) had been approved by the stockholders of the Issuer and thereafter implemented:

           (i) Vernon would have been deemed to be the beneficial owner of 19,549 shares of Common Stock which would represent 4.4 percent of the then issued and outstanding shares of Common Stock;


          (ii) All Capital would have been deemed to be the beneficial owner of 50,000 shares of Common Stock (represented by 50,000 of the Third Warrant Shares which it has the right to acquire) which would represent 10.1 percent of the then issued and outstanding shares of Common Stock (including for this purpose 50,000 of the Third Warrant Shares); and


         (iii) Mr. Scott, by virtue of his ownership of Vernon and All Capital, would have been deemed to be the beneficial owner of 69,549 shares of Common Stock (including 50,000 of the Third Warrant Shares which All Capital has the right to acquire) which would represent 14.1 percent of the then issued and outstanding shares of Common Stock (including for this purpose 50,000 of the Third Warrant Shares); and

      (b) had not been approved by the stockholders of the Issuer and/or not thereafter implemented:

          (i) Vernon would have been deemed to be the beneficial owner of 19,549 shares of Common Stock which would represent 4.4 percent of the then issued and outstanding shares of Common Stock;


          (ii) All Capital would been deemed to be the beneficial owner of 1,700,000 shares of Common Stock (represented by the First, Second, Third and Fourth Warrant Shares which it has the right to acquire) which would represent 79.3 percent of the then issued and outstanding shares of Common Stock (including for this purpose the First, Second, Third and Fourth Warrant Shares); and

         (iii) Mr. Scott, by virtue of his ownership of Vernon and All Capital, would have been deemed to be the beneficial owner of 1,719,549 shares of Common Stock (including the First, Second, Third and Fourth Warrant Shares which All Capital has the right to acquire) which would represent 80.25 percent of the then issued and outstanding shares of Common Stock (including for this purpose the First, Second, Third and Fourth Warrant Shares).


Mr. Scott, as the sole member and manager of Vernon and All Capital has the sole right to vote and/or dispose of the Purchased Shares and any of the First, Second, Third or Fourth Warrant Shares which may be acquired by Vernon or All Capital, respectively.

During the past sixty days none of Mr. Scott, Vernon or All Capital have effected any transactions in the Common Stock of the Issuer.

On February 12, 2002, Vernon entered into agreements with each of John Signorelli and Dominic Giambona to purchase from each of them (c) 68,833 shares of Common Stock, (d) a 50% undivided interest in a warrant to purchase up to 175,000 shares of Common

Stock, and (e) any rights to receive any additional shares of Common Stock from the Issuer pursuant to a "bulk up" or other distribution. On September 20, 2002, Vernon terminated both such agreements.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Scott, Vernon and/or All Capital and/or among any one or more of them and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies except as expressly set forth elsewhere herein.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October  10, 2002           /s/ Shawn A. Scott
                                   -----------------------------
                                   Shawn A. Scott, individually

Dated: October  10, 2002           Vernon, LLC


                                   By /s/ Shawn A. Scott
                                   ---------------------
                                   Shawn A. Scott
                                   Manager

Dated: October  10, 2002           All Capital, LLC


                                   By /s/ Shawn A. Scott
                                   ---------------------
                                   Shawn A. Scott
                                   Manager